FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Overseas

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 10, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice Concerning Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Overseas

Osaka, JAPAN, June 10, 2022 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Company”) today announced that it decided on the disposal of treasury shares under the Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas, as outlined below (“Disposal of Treasury Shares”).

1.Outline of disposal

(1) Payment date	July 7, 2022
(2) Type and number of shares to be disposed of	Shares of common stock in the Company; numbering 8,137,694 shares
(3) Disposal price	3,665 yen per share
(4) Total value of shares to be disposed of	29,824,648,510 yen
(5) Planned allottee	Employees of the Company and Company’s subsidiaries; numbering 9,478 persons: 8,137,694 shares
(6) Other	The Disposal of Treasury Shares shall be subject to the effectiveness of the registration pursuant to the Financial Instruments and Exchange Act of Japan.

2.Purposes and reason for disposal
At the meeting of the Board of Directors held on June 24, 2020, the Company resolved to introduce the LTIP, under which eligible Company Group employees overseas may be granted incentive compensation that is based on American depositary shares of the Company (“Company ADS” (*1)). The purposes of the LTIP are to align the employees’ interests with those of Company’s shareholders, to attract and retain officers and other employees at the Company’s Group Companies overseas and to further the Company’s risk mitigation strategy by enabling the Company and its Group Companies to provide incentive compensation that appropriately balances risk and reward.
(*1) A Company ADS represents ½ of one (1) share of common stock in the Company.

In the LTIP, Restricted Stock Unit awards (“RSU awards”) and Performance Stock Unit awards (“PSU awards”) will be granted to eligible Company Group employees overseas in the form of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”). Awards granted pursuant to the LTIP may be settled by (i) Company ADSs to be converted from newly issued shares of common stock in the Company, disposed treasury shares, or Company ADSs purchased in the open market, or (ii) cash in an amount equivalent to the vested Company ADSs. With respect to RSU awards, a number of Company ADSs corresponding to one-third of the RSUs granted will vest annually over a three-year period upon the fulfillment of applicable conditions, including being continuously employed by the Company or its Group Companies. RSUs will also be granted on the first day of each quarter to those grantees who joined the Company after an annual grant date (i.e., July 1) or who have other reasons that qualify for interim grants, and the period of continuous service as a vesting condition for such grantees is from the grant date of each unit to the vesting date. The same vesting date will apply to all RSUs that are granted during the same fiscal year. With respect to PSU awards, in addition to the fulfillment of applicable conditions, including the relevant persons being continuously employed by the Company or its Group Companies, a number of Company ADSs, corresponding to the degree or level of achievement of performance goals, will be vested. For PSUs granted on July 1, 2020, such number of Company ADSs that corresponds to the degree or level of achievement of performance goals for the three fiscal years including and commencing from FY 2020 and other factors will be vested after the end of the three fiscal year period. For both RSU awards and PSU awards, upon the occurrence of certain events, including the employee’s death, instead of Company ADSs, cash in an amount equivalent to the vested Company ADSs will be paid on a certain designated date. The Disposal of Treasury Shares will be implemented for the number of vested units among the RSUs granted to certain Company Group employees overseas under the LTIP during fiscal year 2021, and will be conducted by a contribution in kind of claims for salary to be granted to the planned allottees.

3.Basis of calculation of the amount to be paid and details thereof
In order to avoid arbitrariness impacting the disposal price, the disposal price is set at 3,665 yen, the closing price of shares of common stock in the Company on the Tokyo Stock Exchange (“TSE”) on June 9, 2022, the business day immediately preceding the day on which the Company decided on the Disposal of Treasury Shares, in compliance with the “Guidelines Concerning Treatment of Capital Increase by Third Party Allotment” of the Japan Securities Dealers Association.

The reason for adopting, as the disposal price, the closing price of the shares of common stock in the Company on the TSE on the business day immediately preceding the day on which the Company decided on the Disposal of Treasury Shares is that this price represents the Company’s fair corporate value in the stock market and is thus determined to be reasonable as the disposal price.

The said price is i) the value obtained by multiplying 3,700 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company in the TSE in the month (from May 10, 2022 to June 9, 2022) immediately preceding the decision, by 99.05% (rate of deviation: -0.95%; rounding off to two decimal places; the same shall apply hereinafter), and ii) the value obtained by multiplying 3,661 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest three months (from March 10, 2022 to June 9, 2022) immediately preceding the decision, by 100.11% (rate of deviation: 0.11%), and iii) the value obtained by multiplying 3,492 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest six months (from December 10, 2021 to June 9, 2022) immediately preceding the decision, by 104.95% (rate of deviation: 4.95%).

Accordingly, the Company determines that the said price does not fall under the category of especially advantageous terms.

This announcement has been prepared to publicly disclose the disposal of treasury shares under the Long Term Incentive Plan for Company Group employees overseas and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.
For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media Jun Saito Jun.Saito@takeda.com +81 (0) 3-3278-2325	Media outside Japan Megan Ostrower Megan.ostrower@takeda.com +1 (772) 559-4924
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